FIRST DERIVATIVE TRADERS, LP
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2015

REVENUE	
Income from trading activities	$2,341,817
Other income	13,550
Interest and dividend income	256
Total revenue	2,355,623
EXPENSES	
Regulatory fees and exchange expense	306,451
Clearing and brokerage expense	114,541
Interest expense	18,634
Other operating expenses	299,675
Total expenses	739,301
Net income	$1,616,322